Exhibit 2.1

ASSET CONTRIBUTION AGREEMENT

This Asset Contribution Agreement (this “Agreement”), dated as of April 17, 2021, is entered into by and among Emmersive Entertainment, Inc. a Delaware corporation (“Seller”) and Seller’s Shareholders (“Owners of Seller”) set forth on Appendix A, for purposes of Article II, Article IV, Article V and Article VII and Article IX (together Seller and Owners of Seller, the “Selling Parties”) and EVNT Platform, LLC, a Nevada Limited Liability Company (“Buyer”) and Vinco Ventures, Inc., a Nevada corporation, for the purposes of Article II, Sections 2.01 and 2.02, Article VI and Article VII ( “Buyer’s Owner” or “Vinco”).

RECITALS

Whereas, Seller owns and utilizes certain assets (“Assets”) to operate a NFT creation and influencer marketing company which engages in content creation in both traditional digital media and NFT technologies (“Business”).

WHEREAS, Seller desires to contribute, transfer and assign to Buyer, and Buyer desires to accept from Seller, subject to the terms of this Agreement, all of the Assets (as defined below) of Seller, free and clear of all liens, claims and encumbrances; and

NOW, THEREFORE, in consideration of the Recitals, which shall be deemed a substantive part of this Agreement, and the mutual covenants, promises, agreements, representations and warranties contained in this Agreement, the parties hereto do hereby covenant, promise and agree as follows:

Article I

Contribution of Assets

Section 1.01 Contribution of Assets. Subject to the terms of this Agreement, Seller, at the Closing (as defined below), agrees to and does hereby contribute, transfer and assign to the Buyer (the “Contribution”), and the Buyer agrees to and does hereby accept from Seller, all of Seller’s right, title and interest, as of the Closing Date (as defined below), in and to the Seller’s assets including, but not limited to, the assets set forth on Schedule 1.01 (collectively the “Contributed Assets”).

Section 1.02 Assumption of Liabilities. Subject to the term of this Agreement and in connection with the contribution, at the Closing, Buyer agrees to and does hereby accept and assume from Seller the liabilities, duties and obligations of Seller set forth in Schedule 1.02. Such assumed liabilities shall include Buyer’s assumption of those certain convertible promissory notes (as identified in Schedule 1.02) made by Seller. Within 15 days of the Closing Date, Buyer and Vinco shall, jointly and severally, retire such convertible promissory notes in full by repaying the outstanding principal amount together with all accrued and unpaid interest thereon to the holder thereof either, at the election of each holder thereof, (a) in cash or (b) by the issuance to such holder by Vinco of that number of duly-authorized, fully-paid, non-assessable shares of Vinco’s common stock determined by dividing such outstanding principal amount together with all accrued and unpaid interest thereon by the average per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on the applicable Bloomberg page for the Vinco’s common stock in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session for the five most recent trading days immediately following the Closing, determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

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ARTICLE II

CONSIDERATION / EARN OUT TARGETS

Section 2.01 Consideration. In consideration for the Seller’s Contribution of the Assets to Buyer, at the Closing, Buyer shall grant to Seller, or its Owners, 1,000,000 non-voting preferred membership units (“Preferred Units”), convertible into 1,000,000 shares of Vinco’s common stock trading under the NASDAQ Symbol BBIG (“BBIG Shares” or “Vinco Common Stock”).The terms set forth below shall be incorporated into the Buyer’s First Amended Operating Agreement (“Amended Operating Agreement”), in the form set forth in Exhibit A.

Section 2.02 Earn-Out Targets. In consideration for the Seller’s Contribution of the Assets to Buyer, at the Closing, Seller shall have the rights to up to an additional 4,000,000 non-voting preferred membership units (“Preferred Units”), convertible into up to 4,000,000 BBIG Shares contingent upon Seller satisfying the following conditions within the time prescribed herein:

(a)	Earn-Out Target 1: After the Closing Date, upon MVP of NFT Technology and the onboarding of 10 influential celebrities, on or before December 31, 2021, Seller shall have the right to receive and convert 1,000,000 Preferred Units into 1,000,000 BBIG Shares. Buyer shall determine in its sole discretion if the celebrities are deemed influential. In the event that Seller does not satisfy the conditions of the Earn-Out Target set forth in this Section 2.02 (a), the rights to 1,000,000 Preferred Units shall be deemed null and void.

(b)	Earn-Out Target 2: After the Closing Date, in the event that Buyer generates a minimum of $7,000,000 in annualized booked revenues from the operation of the Business or involving the celebrities onboarded by Selling Parties or with their assistance (collectively “Attributed Revenue”) in any three-calendar-month period ending on or before March 31, 2022 (i.e. more than $1,750,000 in Attributed Revenue in a period of three consecutive calendar months), Seller shall have the right to receive and convert 1,000,000 Preferred Units into 1,000,000 BBIG Shares. In the event that Seller does not satisfy the conditions of the Earn-Out Target set forth in this Section 2.02 (b), the rights to 1,000,000 Preferred Units shall be deemed null and void, subject to Section 2.02(c) and Section 2.02(d).

(c)	Earn Out Target 3: After the Closing Date, in the event that Buyer generates a minimum of $28,000,000 in annualized Attributed Revenues in any three-calendar-month period ending on or before December 31, 2022 (i.e. more than $7,000,000 in Attributed Revenue in a period of three consecutive calendar months), Seller shall have the right to receive and convert 1,000,000 Preferred Units into 1,000,000 BBIG Shares. In the event that Seller does not satisfy the conditions of the Earn-Out Target set forth in this Section 2.02 (c), the rights to 1,000,000 Preferred Units shall be deemed null and void, subject to Section 2.02(d). Provided, however, that to the extent Earn-Out Target 3 is achieved, then Earn-Out Target 2 shall also be deemed to have been achieved.

(d)	Earn Out Target 4: After the Closing Date, in the event that Buyer generates a minimum of $62,000,000 in annualized Attributed Revenues in any three-calendar-month period ending on or before December 31, 2023 (i.e. more than $15,500,000 in Attributed Revenue in a period of three consecutive calendar months), Seller shall have the right to receive and convert 1,000,000 Preferred Units into 1,000,000 BBIG Shares. In the event that Seller does not satisfy the conditions of the Earn-Out Target set forth in this Section 2.02 (d), the rights to 1,000,000 Preferred Units shall be deemed null and void. Provided, however, that to the extent Earn Out Target 4 is achieved, then Earn-Out Target 2 and Earn-Out Target 3 shall also be deemed to have been achieved.

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(e)	It is further agreed that attaining the Attributed Revenue targets set forth in Sections 2.02 (a), 2.02(b), 2.02 (c) and 2.02(d) (collectively, the “Earn-Out Targets”) accrue to the benefit of both parties, and Buyer shall use its commercially reasonable efforts to achieve, and take no intentional actions which would have the reasonable effect of undermining the ability of Seller to attain the Earn-Out Targets.

(f)	If there is a dispute between the parties concerning whether the Earn-Out Target has been satisfied, a representative of the Buyer and the Selling Parties shall first seek to amicably resolve the dispute. If the parties are unable to resolve the dispute, any claim, dispute, or controversy of whatever nature arising out of or relating to this Agreement (“Claim”) shall be resolved by final and binding arbitration (“Arbitration”) before a single arbitrator (“Arbitrator”) to be mutually selected by the parties. The Arbitrator shall have sufficient skills in accounting to be able to resolve the dispute, shall apply GAAP and shall have access to all necessary books and records to make such determination. The Arbitration shall be held in Philadelphia County, Pennsylvania. Each party shall bear its own attorneys’ fees, costs, and disbursements arising out of the Arbitration, and shall pay an equal share of the fees and costs of the Administrator and the Arbitrator.

Section 2.03 In the event that the Company is acquired, or the assets constituting the assets of the Company are sold, regardless of the form of such transaction(s), after December 31, 2021 (“Realization Event”), the Earn-Out Targets, set forth in Sections 2.02 (b), 2.02(c), and 2.02(d) shall be deemed to have been satisfied and Emmersive shall have the right to the additional Preferred Units, provided and expressly conditioned upon the Earn-Out Target 1 under Section 2.02(a) being satisfied (but not necessarily by 12/31/21) and Emmersive and/or the Emmersive Shareholders not being in material breach of this Agreement or material breach of the ACA, and, were such a material breach to occur, Emmersive having received notice thereof and a thirty (30) day period to cure.

Section 2.04 The operation of this Article II shall survive the provisions of Article VIII. For the avoidance of doubt, there shall be no indemnification obligation on Seller for the achievement, or failure to achieve, the provisions of Section 2.02.

ARTICLE III

Review Period: Termination

Section 3.01 Examination. After full execution of this Agreement, Buyer shall have up to thirty (30) business days (the “Review Period”) to review certain information, including, but not limited to, verification of intellectual property and chain of title, financial audit, verification of financial and other operating statements, NFT technologies, financial controls and current commitments including subsidiary control board and other items determined by Buyer during the Review Period, which Selling Parties shall provide, certify and warrant as full, complete and accurate.

Section 3.02 Termination during Review Period. On or prior to the last day of the Review Period, Buyer shall have the right to terminate this Agreement for any reason or no reason it its sole and complete discretion. (the “Termination”). In the event of a Termination, this Agreement shall be deemed null and void. In the event that Buyer does not terminate this agreement during the Review Period, with such changes as may have been previously agreed in writing by Buyer and Seller, this Agreement, shall be final and binding subject to Section 3.03.

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Section 3.03 Termination by Buyer. On or prior to Closing, Buyer may terminate this Agreement upon written notice to Seller if any warranty or covenant is violated as set forth in an Article V, or Article VII or any closing condition set forth in Article IV Section 4.02 (a) is not met.

Section 3.04 Termination by Seller. On or prior to Closing, Seller may terminate this Agreement upon written notice to Buyer if any warranty or covenant is violated as set forth in Article IV, or Article VI or any closing condition set forth in Article IV Section 4.02 (b) is not met.

Section 3.05 Termination by Mutual Consent. On or prior to Closing, Buyer and Seller may terminate this Agreement by mutual written agreement.

Article IV

Closing

Section 4.01 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place within 5 business days after the expiration of the Review Period in the event that this Agreement was not terminated by Buyer or Seller under Article III (the “Closing Date”). The consummation of the transactions contemplated by this Agreement shall be deemed to occur at 12:01 a.m. on the Closing Date.

At the Closing, each party shall take the actions and deliver to the party entitled to receipt thereof such documents, instruments and other materials (or complete and accurate copies thereof, where appropriate) as may be reasonably required in order to effectuate the intent and provisions of this Agreement, and all such documents, instruments and materials shall be reasonably satisfactory in form and substance to counsel for the receiving party.

Section 4.02 Closing Deliverables.

(a)	At the Closing, Seller shall deliver to Buyer the following:

	(i)	an executed Contribution of Assets document, including a Bill of Sale in form and substance satisfactory to Buyer (the “Contribution Document”) and duly executed by Seller, transferring the Contributed Assets to Buyer;

	(ii)	executed assignments of intellectual and other property, transferring the Contributed Assets to Buyer (“Assignments”);

	(iii)	executed Buyer-Seller Employment Agreements, as set forth in Section 7.05 (c);

	(iv)	executed Restrictive Covenant Agreement, as set forth in Section 9.01;.

	(v)	copies of all consents, approvals, waivers and authorizations referred to the Seller’s disclosure schedules (the “Disclosure Schedules”); and,

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	(vi)	such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement.

(b)	At the Closing, Buyer shall deliver to Seller the following:

	(i)	an executed copy of the Amended Operating Agreement, in the form set forth in Exhibit A;

	(ii)	executed Buyer-Seller Employment Agreements, as set forth in Section 7.05 (d);

	(iii)	executed Restrictive Covenants Agreements, as set forth in Sections9.01;

	(iv)	copies of all consents, approvals, waivers and authorizations for Buyer and Vinco to give effect to this Agreement; and

	(v)	such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement.

Article V

Representations and warranties of seller

Except as set forth in the correspondingly numbered Seller’s Disclosure Schedules, Selling Parties represent and warrant to Buyer that the statements contained in this Article V are true and correct and any similar phrases shall mean the actual or constructive knowledge of any director or officer of Seller, after due inquiry. Except for Sections 5.01, 5.02, 5.03, 5.05 and 5.06, all representations and warranties shall be deemed to be qualified by the actual knowledge of the Selling Parties and shall be qualified further to only apply to disclosure that is material to the business, operations or financial condition of the Seller.

Section 5.01 Organization and Authority of Seller; Enforceability. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Delaware. Seller has full corporate power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Seller of this Agreement and the documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Seller) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms.

Section 5.02 No Conflicts; Consents. The execution, delivery and performance by Seller of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not: (a) violate or conflict with the certificate of incorporation, by-laws or other organizational documents of Seller; (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Seller or the Contributed Assets; (c) conflict with, or result in (with or without notice or lapse of time or both) any violation of, or default under, or give rise to a right of termination, acceleration or modification of any obligation or loss of any benefit under any contract or other instrument to which Seller is a party ; or (d) result in the creation or imposition of any Encumbrance on the Seller. No consent, approval, waiver or authorization is required to be obtained by Seller from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby.

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Section 5.03 Title to Contributed Assets. Seller owns and has good title to the Contributed Assets, free and clear of Encumbrances, except as set forth in Section 5.03 of Seller’s Disclosure Schedules.

Section 5.04 Condition of Assets; Sufficiency. The tangible personal property included in the Contributed Assets is in good condition and adequate for the uses to which they are being put, and none of such /tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The Contributed Assets constitute all technology, digital assets, software, trade secrets and other intangible and tangible assets that constitute the Business and that are required to operate the business, except as set forth in Section 5.04 of Seller’s Disclosure Schedules. The Contributed Assets include, but are not limited to, those assets set forth on Schedule 1.01.

Section 5.05 Non-foreign Status. Seller is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.

Section 5.06 Compliance With Laws Seller has complied, and is now complying, with all applicable federal, state and local laws and regulations applicable to ownership and operation of the Seller’s business..

Section 5.07 Legal Proceedings. There is no claim, action, suit, proceeding or governmental investigation (“Action”) of any nature pending or, to Seller’s knowledge, expected or threatened against or by Seller (a) relating to or affecting the Contributed Assets or the Assumed Liabilities; or (b) that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action, except as set forth in Section 5.07 of the Disclosure Schedules.

Section 5.08 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

Section 5.09 Undisclosed Liabilities. Seller has no Liabilities with respect to the Contributed Assets or Assumed Liabilities, except (i) those which have been incurred in the ordinary course of business consistent with past practice and (ii) which are not, individually or in the aggregate, material in amount.

Section 5.10 Fair Market Value. The Consideration constitutes the value agreed upon for the Contributed Assets in a good faith negotiation between the Seller and the Buyer.

Section 5.11 Governmental Orders. Except as set forth in the Disclosure Schedules, there are no outstanding Governmental Orders (as the term is defined herein) and no unsatisfied judgments, penalties or awards against, relating to or affecting the Business. Seller is in compliance with the terms of each Governmental Order set forth in the Disclosure Schedules. No event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such Governmental Order. “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

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Section 5.12 Full Disclosure. No representation or warranty by Seller in this Agreement and no statement contained in the Schedules, the Disclosure Schedules to this Agreement or any certificate or other document furnished or to be furnished to Buyer pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

Article VI

Representations and warranties of buyer

Buyer and Vinco represents and warrants to Seller that the statements contained in this Article VI are true and correct as of the date hereof. For purposes of this Article VI, “Buyer’s knowledge,” “knowledge of Buyer” and any similar phrases shall mean the actual knowledge of Buyer and Vinco All representations and warranties shall be deemed to be qualified by the actual knowledge of the Buyer and Vinco and shall be qualified further to only apply to disclosure that is material to the business, operations or financial condition of Buyer.

Section 6.01 Organization and Authority of Buyer; Enforceability. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of Nevada. Buyer has full corporate power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Buyer of this Agreement and the documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms.

Section 6.02 No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not: (a) violate or conflict with the certificate of incorporation, by-laws or other organizational documents of Buyer; or (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Buyer. No consent, approval, waiver or authorization is required to be obtained by Buyer from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby.

Section 6.03 Legal Proceedings. There is no Action of any nature pending or, to Buyer’s knowledge, threatened against or by Buyer that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

Section 6.04 Brokers. no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

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Article VII

Covenants

Section 7.01 Public Announcements. Unless otherwise required by applicable law, neither party shall make any public announcements regarding this Agreement or the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed). Any press release relating to the transaction shall be mutually agreed upon by the Parties. Buyer assumes full responsibility for any statements it makes concerning the transaction pursuant to the securities laws of the United States unless such statement is furnished in writing to Buyer by Seller or Selling Parties.

Section 7.02 Further Assurances. Following the Closing, each of the parties hereto shall execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the documents to be delivered hereunder.

Section 7.03 Use of Contributed Assets Prior to the Closing. From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld or delayed), Seller shall (x) use the Contributed Assets in the ordinary course of business consistent with past practice; and (y) use reasonable best efforts to maintain and preserve the Contributed Assets and to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having relationships with the Business. Without limiting the foregoing, from the date hereof until the Closing Date, Seller shall:

(a)	preserve and maintain all Permits required for the ownership and use of the Contributed Assets;

(b)	pay the debts, Taxes and other obligations of the Contributed Assets when due;

(c)	continue to collect accounts receivable in a manner consistent with past practice, without discounting such Accounts Receivable;

(d)	maintain the properties and assets included in the Contributed Assets in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(e)	continue in full force and effect without modification all insurance policies, except as required by applicable Law;

(f)	defend and protect the properties and assets included in the Contributed Assets from infringement or usurpation;

(g)	perform all of its obligations under all Assigned Contracts;

(h)	maintain the Books and Records in accordance with past practice;

(i)	comply in all material respects with all Laws applicable to the ownership and use of the Contributed Assets; and

(j)	not take or permit any action that would cause material adverse changes, events or conditions in the Contributed Assets.

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Section 7.04 Access to Information. From the date hereof until the Closing, Seller and Seller’s Owners shall (a) afford Buyer and its Representatives full and free access to and the right to inspect all of the Contributed Assets, properties, premises, books and records, Contracts and other documents and data related to Seller’s business using the Contributed Assets; (b) furnish Buyer and its Representatives with such financial, operating and other data and information related to the Business as Buyer or any of its Representatives may reasonably request; and (c) instruct the Representatives of Seller to cooperate with Buyer in its investigation of the Business. Any investigation pursuant to this Section 7.04 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business or any other businesses of Seller. No investigation by Buyer or other information received by Buyer shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller in this Agreement.

Section 7.05 Employees and Employee Benefits.

(a)	Seller shall be solely responsible, and Buyer shall have no obligation whatsoever for, any employment agreement or Contract with any employee of Seller or compensation or other amounts payable to any current or former employee, officer, director, independent contractor or consultant of the Business, including, without limitation, hourly pay, commission, bonus, salary, accrued vacation, fringe, pension or profit sharing benefits or severance pay for any period relating to the service with Seller at any time on or prior to the Closing Date and Seller shall pay all such amounts to all entitled persons on or prior to the Closing Date.

(b)	Seller shall remain solely responsible for the satisfaction of all claims for medical, dental, life insurance, health accident or disability benefits brought by or in respect of current or former employees, officers, directors, independent contractors or consultants of the Business or the spouses, dependents or beneficiaries thereof, which claims relate to events occurring on or prior to the Closing Date. Seller also shall remain solely responsible for all workers’ compensation claims of any current or former employees, officers, directors, independent contractors or consultants of the Business which relate to events occurring on or prior to the Closing Date. Seller shall pay, or cause to be paid, all such amounts to the appropriate persons as and when due.

(c)	At Closing, Buyer shall offer new employment agreements to Seller’s employees on in accordance with the proposed employment agreements set forth in Exhibit 7.05(c) (“Buyer Seller Employment Agreements”).

Section 7.06. Ability to issue BBIG Shares. Buyer and Vinco shall take such actions as are required to keep available, and immediately issue, the number of BBIG Shares required to satisfy its obligations pursuant to Sections 2.01, 2.03 and 2.02 (at such time as the BBIG Shares are required to be issued pursuant to Section 2.02). This provision 7.06 shall survive the provisions of Article VIII.

Article VIII

Indemnification

Section 8.01 Survival. Unless otherwise provided in this Agreement, the representations, warranties, covenants and agreements contained herein and all related rights to indemnification shall survive the Closing for a period of twelve (12) months following the Closing Date.

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Section 8.02 Indemnification by Selling Parties. Selling Parties shall defend, indemnify and hold harmless Buyer, and its affiliates and their respective stockholders, directors, officers and employees (“Buyer Indemnitees”) from and against all Losses arising from or relating to:

(a)	any material inaccuracy in or material breach of any of the representations or warranties of Seller contained in this Agreement or any document to be delivered hereunder;

(b)	any material breach or material non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement or any document to be delivered hereunder.

(c)	An individual Selling Parties’ indemnity obligation shall be capped in the aggregate to the actual number of BBIG Shares it receives or is entitled to receive pursuant to Sections 2.01. Indemnity pursuant to this Section 8.02 (c) shall in all cases be several and not joint.

Section 8.03 Indemnification by Buyer. Buyer shall defend, indemnify and hold harmless Owner and Seller, its affiliates and their respective stockholders, directors, officers and employees (“Seller Indemnitees”) from and against all Losses arising from or relating to:

(a)	any material inaccuracy in or material breach of any of the representations or warranties of Buyer contained in this Agreement or any document to be delivered hereunder;

(b)	any material breach or material non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement or any document to be delivered hereunder.

Section 8.04 Cumulative Remedies. The rights and remedies provided in this Article VIII are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

Article IX

Restrictive Covenants

Section 9.01 Seller shall agree to the terms and conditions set forth in the restrictive covenant agreement, in the form attached hereto as Exhibit 9.01 which shall survive the provisions of Article VIII.

Section 9.02 Seller’s Employees hired by Buyer under Buyer’s Employment Agreement shall each agree to the terms and conditions of the restrictive covenant terms set forth in the Buyer Seller Employment Agreements.

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Article X

Miscellaneous

Section 10.01 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 10.02 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the [third] day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

If to Seller:

Emmersive Entertainment, Inc.

1001 Brickell Bay Drive, Suite 2700-B-7

Miami, FL 33131

Att: David Kovacs, CEO

If to Seller’s Owners:

Emmersive Entertainment, Inc.

1001 Brickell Bay Drive, Suite 2700-B-7

Miami, FL 33131

Att: David Kovacs, CEO

If to Buyer:

EVNT PLATFORM, LLC

1 West Broad Street

Suite 1004

Bethlehem, PA 18018

If to Vinco Ventures:

Vinco Ventures, Inc.

1 West Broad Street

Suite 1004

Bethlehem, PA 18018

Section 10.03 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 10.04 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

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Section 10.05 Entire Agreement. This Agreement including all attachments and schedules and the documents to be delivered hereunder constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and the documents to be delivered hereunder, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 10.06 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 10.07 No Third-party Beneficiaries. Except as set forth in Article VI, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.08 Amendment and Modification. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto.

Section 10.09 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 10.10 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Pennsylvania without giving effect to any choice or conflict of law provision or rule (whether of the Commonwealth of Pennsylvania or any other jurisdiction).

Section 10.11 Submission to Jurisdiction. Except as otherwise provided in this Agreement, any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States of America or the courts of the Commonwealth of Pennsylvania, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

Section 10.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.\

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Seller

Emmersive Entertainment, Inc.

By: David Kovacs, CEO
davidjk@emmersiveentertainment.com

Shareholders of Emmersive Entertainment

Care of:
Emmersive Entertainment, Inc.

By: David Kovacs, CEO
davidjk@emmersiveentertainment.com

Buyer

EVNT Platform, LLC

By: Christopher Ferguson, Authorized Agent

cferguson@vincoventures.com

Owner and Sole Member of EVNT Platform, LLC

Vinco Ventures, Inc.

By: Christopher Ferguson, CEO

cferguson@vincoventures.com

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Schedule 1.01

CONTRIBUTED ASSETS

1.01(a) Digital Assets

NFT

Full Augmented Reality Scene: Lazy Bone
Full Augmented Reality Scene: BMX
Full Augmented Reality Scene: LeBron James
Full Augmented Reality Scene: Breakdance
Full Augmented Reality Scene: Soccer
Augmented Reality Environment: Hockey
Augmented Reality Environment: Baseball
Augmented Reality Playing Card: Lil Wayne
Augmented Reality Playing Card: The Weeknd
Augmented Reality NFT Demo Footage
NFT - Custom 3D Assets

Physical Concept Design

Original Four-Sided Display Concept
Original Two-Sided Display concept
Original QR Medallion Concept
Design and Manufacture Specs for Listed Display Concepts
Mockup Concept Art and Animationa

Programming / Coding

Custom Unity Augmented Reality Code
Custom Volumetric Capture Stream Code
Custom Android App Preliminary Design Code
Custom Unity Special Effects + Vol Capture Code
Custom Animated Signature (Unity) Code

Misc

Hundreds of Unity_Packages and Scripts
Hundred of Hours of R&D Data
Work In Progress/Methodology Videocaps + Documentation
Website/App Design Mockups
Full Software Suite (Various)

Pre-NFT Phase (VR Concerts/Events)

Variety of Virtual Reality Concert Digital Concept Art
Virtual Concert Stage (Unity Based)
4D Views Volumetric Capture Video (Hours of Footage)
Fully Functioning VR Music/Stage Scene

1.01(b) Software

Item	Quantity
Houdini License 1	1
Houdini License 2	1
Quixel License 1	1
Quixel License 2	1
World Creator	2

GitLab	4
Maya 1	1
Maya 2	1
Z Brush	1
Unity	4
Substance Painter 1	1
Substance Painter 2	1
Parsec	5
SpeedTree	2
Adobe	1
Adobe	1
Unity FX Pack 1	1
Unity FX Pack 2	1
WACOM Tablet	2

1.01(b) Physical Assets

Workstations and Laptops

Item	Quantity
AMD 3960XT 24 Core CPU	4
TRX40 Motherboard	4
RTX 3090 Graphics Card	1
64gb 3600Mhz CL18 RAM	4 – 1 (Return)
Cooler M 850W Power Supply	2
Corsair 850W Power Supply	2
1tb SX8200 Pro	4
SeaGate 4TB	4
360 TR4 AIO	4
Cooler Master MasterBox MB511	4
1080p Webcam	4
Mouse Type 1	3
UPS Power Supply	4
Keyboard	3
BenQ 4K True RGB 32”	4
BenQ 4K True RGB 32”	2
BenQ 4K True RGB 27”	2
Mouse Type 2	1
MSI GE66 Laptop	2
Apple Laptop	2

1.01(c) Prepaid Insurance

Director & Officers -$1M

Employment Practices Liability - $1M

Policy Period ends 12:01 AM 01/24/2022

Schedule 1.02

ASSIGNED LIABILITIES

Professional (legal, tax, accounting, and bookkeeping) fees reoccurring & in connection with this transaction estimated at $45,000

Unpaid accrued payroll and associated benefit fees from April 10, 2021 to Closing

Miami Virtual Office at $69/month (6-month contract ending July 2021)

Las Vegas Virtual Office at $89/month (6-month contract ending August 2021)

Monthly fees associated with software licenses that are part of the Contributed Assets in Schedule 1.01

Seller’s Current Notes:

interest rate	8%

			Principal	# Days	Interest	Total Liability
Carlson Family Trust	2/18/2021	4/16/2021	$100,000	57	$1,249.32	$101,249.32

Joseph Falls	3/19/2021	4/16/2021	$50,000	28	$306.85	$50,306.85

DISCLOSURE SCHEDULES

Section 4.02 (a)(iv)

All consents, approvals, waivers and authorizations

Schedule 5.03

Title to Contributed Assets

Schedule 5.04

Condition of Assets; Sufficiency

Schedule 5.07

Legal Proceedings

APPENDIX A

SELLER’S OWNERS

David J. Kovacs
Strong Arm Productions USA, Inc.
Upsurge3 Enterprises, Inc.
Stack Sales LLC
KYS Enterprises LLC
Collin J. Alford
Lionel Bussey
J. Carr Bettis Family Trust
George Fon Tabi Jr.
Humble Family Office LLC
Connor Anthony Kidman Cruise
Forever Umbrella LLC
Chris Brown Entity (TBD)
Morgan Lavery
Michael Joshua Valenzuela-Puerner
Mercury FundingCo, LLC

EXHIBIT A

FIRST AMENDED OPERATING AGREEMENT FOR EVNT PLATFORM, LLC